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                                                                    Exhibit 99.1
                       [Letterhead of Merrill Lynch & Co]

                                                   Investment Banking Group
                                                   World Financial Center
                                                   North Tower
                                                   New York, New York 10281-1328
                                                   212 449 8296
                                                   FAX 212 449 3145
                                                   FAX 212 449 3150

[Logo]                                             , 1998

Board of Directors
BioChem Pharma Inc.
275 Armand-Frappier Blvd.
Laval, Quebec
Canada H7V 4A7

Ladies and Gentlemen:

     You have advised us that BioChem Pharma Inc. ("BioChem") intends to distribute (the "Distribution") to its shareholders Class A Common Shares (the "CliniChem Shares") of CliniChem Development Inc. ("CliniChem"). The Distribution is described in detail in the prospectus (the "Prospectus"), filed as part of a registration statement file no. 333-45871, which is to be sent to BioChem shareholders in connection with the Distribution. You have asked us for our opinion as to whether or not (a) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of BioChem as set forth in the Prospectus, and (b) from a financial point of view, the Distribution is fair to the shareholders of BioChem.

     In arriving at the opinion set forth below, we have, among other things:

     1. reviewed the Prospectus including the following items as presented therein: (i) the terms and conditions of the Distribution, (ii) the Distribution Agreement, (iii) the Technology License Agreement, (iv) the Research and Development Agreement, (v) the Product Option Agreement and
     (vi) the Articles of Incorporation of CliniChem including the Purchase Option;

     2. conducted discussions with members of the senior management of BioChem with respect to the businesses and prospects of BioChem and CliniChem and the strategic objectives of each;

     3. conducted discussions concerning the Distribution with other representatives and advisors of BioChem, including its independent chartered accountants;

     4. reviewed the financial and other information concerning BioChem (with and without CliniChem) that was publicly available or furnished to us by BioChem, including information provided during discussions with the senior management of BioChem;

     5. reviewed historical trading prices and volume of the Common Shares of BioChem ("BioChem
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Common Shares"); and

     6. reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available (including the information contained in the Prospectus), and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of BioChem (with or without CliniChem) or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of BioChem. With respect to the financial forecast information furnished to or discussed with us by BioChem, we have assumed it has been reasonably prepared and reflects the best currently available estimates and judgment of BioChem's management as to the expected future financial performance of BioChem and CliniChem.

     We have also assumed that: (i) the Distribution will occur as described in the Prospectus, and (ii) after the Distribution, CliniChem will be accounted for as an entity independent of BioChem.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We note that trading in the BioChem Common Shares and the CliniChem Shares for a period following completion of the Distribution may be characterized by a redistribution of the shares of the BioChem Common Shares and the CliniChem Shares among existing BioChem shareholders and other investors and, accordingly, during such period, the BioChem Common Shares and the CliniChem Shares may trade at prices below those at which they would trade on a fully distributed basis. We are not expressing any opinion herein as to the price at which the BioChem Common Shares will actually trade after the announcement date of the Distribution or the price at which the CliniChem Shares will actually trade after the Distribution. In addition, this opinion does not address the valuation or future performance of CliniChem as an independent public company following the Distribution. We express no opinion as to whether the funds contributed by BioChem to CliniChem will be adequate to accomplish the objective of successfully developing the intended pharmaceutical products.

     We are acting as financial advisor to BioChem in connection with the Distribution and will receive a fee for our services, which fee is contingent upon the consummation of the Distribution. In addition, BioChem has agreed to indemnify us for certain liabilities arising out of our engagement. We may continue to provide financial advisory or financing services to BioChem and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade BioChem Common Shares, and we may, in the future, trade CliniChem Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of BioChem.

     On the basis of and subject to the foregoing, as of the date hereof, it is our opinion that (a) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of BioChem as set forth in the Prospectus, and (b) from a financial point of view, the Distribution is fair to the shareholders of BioChem. Our conclusions are based on information available to us as of the date of this letter.

                                 Very truly yours,